USA VIDEO INTERACTIVE CORP.

March 23, 2006



Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

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Encl.

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Fax (604) 685-5777



LIGHTNING MEDIA UPGRADING ITS ANTI-PIRACY WORKSTATION

(Old Lyme, CT – March 23, 2006) – **Lightning Media**, a leading provider of duplication and multi-media services in Hollywood, is upgrading its anti-piracy workstation, **MediaSentinel**™. This new, upgraded version has been redesigned around a friendlier user interface, a fully automated SmartMarking process, and an enhanced system security architecture. Developed by **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF), MediaSentinel 3.0 will make Lightning Media's ***SmartMark Enhanced Duplication*** work orders faster and easier to process.

"Our clients at Lightning have been very excited about the enhancements for MediaSentinel and the SmartMark Technology. We believe this piracy deterrent will head off the out of control illegal duplication of copy written material," said Stephen Buchsbaum, CEO, Lightning Media.

"Lightning Media has been a part of the foundation for MediaSentinel 3.0's development. Working with Lightning Media's technical team has been a fruitful experience, and has developed into a good working relationship. We look forward to marketing SmartMark Enhanced Duplication to their 3000 strong client base," said Edwin Molina, CEO, USVO.

Lightning Media is a Certified SmartMark Anti-Piracy Provider using USVO's MediaSentinel Workstation to SmartMark digital video and protect its clients' properties from piracy. Lightning Media also recently announced the addition of HD editing services in its Hollywood facility.

About MediaSentinel™:
MediaSentinel is an anti-piracy device that embeds SmartMarks--invisible forensic information in every frame of video content--providing the proof courts need to protect intellectual property rights, indicting and convicting the individuals who steal the original material. Its use by producers and distributors of film and television content allows unprecedented, secure access to a wide range of distribution markets and methods which otherwise represent a significant piracy risk. MediaSentinel is available as a stand-alone workstation or on a pay-as-you-go basis through our certified Anti-Piracy Provider service network.

About Lightning Media:
Lightning Media services all duplication and new media needs from HD and video duplication to DVD authoring and replication, and audio and video compression. Lightning Media caters to a vast client base that ranges from leading motion picture studios, television production companies, independent filmmakers and web video producers to film students and an array of corporate and consumer clients. Lightning Media is committed to exceptional customer service, quality control and "lightning-fast" turnaround; featuring the most advanced and reliable